Exhibit 17.1

RESIGNATION LETTER

I hereby submit this formal notice of resignation from my positions at YCQH Agricultural Technology Co. Ltd., effective November 30, 2024:

1.Effective Date of Resignation. I, the undersigned, hereby resign from any and all of my positions with YCQH Agricultural Technology Co. Ltd. (its subsidiaries and affiliates, collectively, the “Company”), including but not limited to my positions as the Chief Executive Officer of the Company, Director of the Company’s board of directors (the “Board”), President, Secretary, and Treasurer. I agree to execute any necessary documentation to confirm my resignation from these positions. As of the date hereof, I understand and agree that (i) I am no longer authorized to conduct any business on behalf of the Company or represent myself as its agent or representative, and (ii) I will continue to comply with all applicable terms of my employment agreement with the Company.

2.Release. I hereby irrevocably and unconditionally release the Company, their predecessors, future parents, subsidiaries, affiliates, and past, present and future officers, directors, agents, consultants, employees, representatives, and insurers, as applicable, together with all successors and assigns of any of the foregoing (collectively, the “Released Parties”), of and from all claims, demands, actions, causes of action, rights of action, contracts, controversies, covenants, obligations, agreements, damages, penalties, interest, fees, expenses, costs, remedies, responsibilities, liabilities, suits, and proceedings of whatsoever kind, nature, or description, direct or indirect, vested or contingent, known or unknown, suspected or unsuspected, in contract, tort, law, equity, or otherwise, under the laws of any jurisdiction, that I or my legal representatives, heirs or assigns, ever had, now has, or hereafter can, shall, or may have, against the Released Parties.

I further agree that I will not pursue, file, or assert any civil action or legal proceeding seeking equitable or monetary relief in connection with any matter concerning my relationship with the Company or my resignation therefrom. I acknowledge that I have received all payments due to me and that I am not entitled to any further payments or benefits from the Company.

3.Non-disparagement. I agree that I shall refrain from making any written or oral statements to any person or entity which may reasonably be expected to impugn or degrade the character, integrity, ethics or business practices of the Company, its affiliates, employees, directors, officers, agents, representatives or clients, or which may reasonably be expected to damage the business, image or reputation of the Company, or its affiliates, employees, directors, officers, agents, representatives, or clients.

/s/ Wang Min
Name:	WANG, Min
Date:	November 25, 2024